

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2011

Mr. Zhen Jiang Wang
Chief Executive Officer
First China Pharmaceutical Group, Inc.
Number 504, West Ren Min Road
Kunming City, Yunnan Province
People's Republic of China 650000

> **Re: First China Pharmaceutical Group, Inc.**
> **Amendment No. 4 to Form 8-K**
> **Filed April 1, 2011**
> **File No. 000-54076**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment three in our letter dated March 11, 2011 and reissue our letter in part. Specifically, we asked you to detail the background of the arrangement by which "XYT authorized Mr. Wang to collect receivables of XYT for certain customers with whom he has a relationship pursuant to the Authorization Agreement between the parties and XYT's instructions." We note your emphasis on the special nature of the relationships and customer loyalty to Mr. Wang. Please detail:

   - any agreements of the "certain customers" from whom Mr. Wang collects receivables for the company as between Mr. Wang and these customers, written, verbal or otherwise, regarding exclusive rights of sale/purchase or any other type of agreement related to these sales and collections,

- the circumstances behind the development and maintenance of these relationships,

- the capacity in which Mr. Wang "met" the these customers prior to joining XYT,

- any positions Mr. Wang held with these customers,

- any additional relationships involving any third parties between and among Mr. Wang and these certain customers,

- explain how these customers "place high emphasis on informal relationships" and individual credibility, and

- how Mr. Wang "devoted" himself to retaining these customers and the circumstances surrounding how they "remained loyal to Mr. Wang."

2. We note your amendment in responses to comments 4, 7 and 11 in our letter dated March 11, 2011. We reissue prior comment seven. On page 49 you now, with this amendment, changed your disclosure from the statement that Mr. Wang "has discontinued" making payments, which was a change from the amendment before that which stated he made payments and collections on behalf of XYT. You now disclose that the "Company and Mr. Wang have agreed that Mr. Wang will discontinue making payments and collections on behalf of XYT subsequent to the Exchange Transaction." Detail all the ways in which the arrangements between the company and Mr. Wang have changed between your original filing of this Form 8-K and now and why. Include a fulsome background discussion of all the facts and circumstances involving Mr. Wang's collection of receivables and payments of certain payables, including, but not limited to, verbal agreements, changes in proposed patterns and behavior and business and strategic reasons for same. We note that the most recent change in disclosure occurred after receiving three comments from Staff requesting more detail on the facts and status of the arrangements. Your standardization attempt, referenced in response to prior comment seven, and process appears to be material information for investors. We also note comment ten below requesting restatement of all relevant balance sheets to report the "Due from Related Party" balance as a deduction from equity.

3. Disclose the instructions the company "received from its board of directors regarding your endeavor to set up a structure of effective internal controls in compliance with Commission requirements in order to standardize its business operations" referenced in your response to prior comment seven. Disclose the dates of the board of directors' consideration of this matter and whether meetings were held on same.

4. Further, revise your disclosure to make definitive statements regarding the ways in which "Mr. Wang's funds provide an additional liquidity option when needed." We note your statement on page 19 that the arrangement "reduces certain liquidity risks due to daily limits and other restrictions on bank withdrawals from business accounts as the funds provide an additional liquidity option for the company when needed." Explain all references in this statement and explain how the additional liquidity option operates in your practice with Mr. Wang.

5. Detail all agreements, formal and informal, written, oral or otherwise, related to this "liquidity option," how "Mr. Wang's funds provide an additional liquidity option when needed," as stated on page 49.

6. You discuss a proposed repayment schedule with Mr. Wang. Please state clearly whether Mr. Wang will continue to collect receivables until this repayment agreement is in place. Additionally, you disclose that you anticipate you will have resolved this situation and have a repayment agreement in place in less than 18 months. Please explain in detail why it will take as long as 18 months to resolve this issue and complete a new agreement. Detail your plan in terms of dates and measures of accomplished target amounts, goals and all other measures. Disclose your reasoning for using this extended timeline including any underlying business or strategic purpose. We note comment ten below requesting restatement of all relevant balance sheets to report the "Due from Related Party" balance as a deduction from equity.

7. Detail why you do not yet have a process. Discuss any the issues and points of contention.

8. State definitively to what exactly, regarding your proposed repayment schedule, Mr. Wang has agreed, to what he has disagreed and to what he has not yet agreed, but may.

9. We note your response to prior comment five regarding the "certain payables" with funds from the company receivables Mr. Wang pays. We note your general references on pages 19 and 49. Please revise your disclosure to identify with specificity exactly the entirety of these "certain payables" made by Mr. Wang.

Exhibit 99.1(a)
Kun Ming Xin Yuan Tang Pharmacies Co. Ltd
Financial Statements
December 31, 2009, 2008 and 2007

10. We note your responses to our comments regarding the classification of the "Due from Related Party" from our letters dated February 3, 2011 and March 11, 2011. However, we continue to question the appropriateness of your balance sheet presentation of this item. We note that the company has not received or asked for any remittances from Mr. Wang as of the filing of the amended 8-K and only now has begun the process of

negotiating with Mr. Wang for a repayment schedule. Furthermore, the Authorization Agreement does not obligate Mr. Wang to remit any cash to the company in the ordinary course of business, nor does it establish the nature, timing and amount of future cash repayments. It appears from these circumstances that, in substance, the company has distributed its cash to its largest shareholder, Mr. Wang, who in turn has paid certain liabilities owed by the company in the form of cash contributions. Therefore, please restate all relevant balance sheets to report the "Due from Related Party" balance as a deduction from equity.

Exhibit 99.2(a)
First China Pharmaceutical Group, Inc.
Pro-Forma Consolidated Financial Statements
As of and for the years ended March 31, 2010 and December 31, 2009

11. We note your response to prior comment 22 from our comment letter dated March 11, 2011. In regards to the company's assertion that it is the accounting acquirer as a result of the Exchange Agreement, it appears that the facts support identifying First China Pharmaceutical Group, Ltd. (FCPG HK) as the accounting acquirer. To help us understand voting rights and composition of the governing body, please describe the following in regards to shareholders rights:

- Participatory rights generally;
- Matters that can be put to a vote;
- Approval or veto rights for significant events or transactions that occur in the ordinary course of business;
- Dividend preferences;
- Right to a majority of the net assets in the event of liquidation or to a majority of net assets in a distribution other than a liquidation; and
- Any unusual or special voting arrangements and options.

In regards to the composition of the governing body, explain the following:

- Nomination and election process for directors to the board;
- Termination or replacement process for directors from the board;
- Nomination and election process for the chairman to the board;
- Termination or replacement process for the chairman from the board;
- Matters that must be put to a vote to the board of directors; and
- Approval or veto rights for significant events or transactions that occur in the ordinary course of business.

Form 10-Q
For the quarterly period ended December 31, 2010

12. We resubmit prior comment 24 from our letter dated March 11, 2011. Pursuant to SEC regulations, predecessor financial statements are required in situations where, in substance, a registrant is continuing the business of another entity. An acquired business is considered to be a predecessor when the registrant succeeds to substantially all of the business of an entity and the registrant's own operations prior to the acquisition appear insignificant relative to the business acquired. Accordingly, if the company's use of purchase accounting is correct, then financial information of the company's predecessor (FCPG HK and its wholly owned subsidiary XYT) is required for all periods prior to the succession, with no lapse in audited periods or omission of other information required about the company, including prior year comparative financial information and information covering the full interim period results of operations for the nine months ended December 31, 2010.

13. In light of the representations you have made in your response to comment two, it is unclear why you are reporting an accounts receivable balance as of December 31, 2010. Please disclose and explain to us the nature of the $2.4 million of accounts receivable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Staff Attorney, at (202) 551-6971 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Robert Littlepage for

Larry Spirgel
Assistant Director

cc: <u>Sent via facsimile to (916) 448-1709</u>
    Mark C. Lee, Esq.
    Greenberg Traurig, LLP